EXHIBIT 99.1

Aptose to Present at the 17th Annual Biotech in Europe Forum

SAN DIEGO, and TORONTO, Sept. 19, 2017 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, today announced that William G. Rice, Chairman, President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at the 17th Annual Biotech in Europe Forum at the Congress Centre Basel, Switzerland.

Dr. Rice will provide a corporate overview of the Company’s recent activities and strategic direction.

Time:  10:15 a.m. CEST
Date:  Wednesday, September 27, 2017
Location:  Presentation Track A, Centre Congress, Basel, Switzerland

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The Company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences Greg Chow, CFO 647-479-9828 gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com